UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 16, 2017

(Date of earliest event reported)

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	81-3028414 (I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

Distinct Cars LLC

On July 10 of 2017, the Company created a subsidiary, Distinct Cars LLC (“Distinct Cars”) a division that expands business opportunities in the ridesharing space. Distinct Cars owns and maintains a fleet of new cars which are made available as short-term rentals to rideshare drivers. Distinct cars add another revenue model to its existing business plan.

Additional value is provided to rideshare drivers in the form of a vehicle maintenance standard that includes 1) training drivers in advanced auto care for the car and 2) providing special incentives for maintaining the advanced care standard. Training for advanced auto care standard includes

•	Avoiding body damage
•	Proper braking and speed control
•	Real-time tracking to measure speed, braking and other abrupt vehicle behavior and provide driver feedback and incentives

The program promotes a standard of maintenance and car that goes beyond the suggested criteria under the vehicle’s manual and warranty, thus maintaining fleet value.

As the Demand for short-term car rentals to rideshare drivers continues to grow, the demand for new cars that are well-maintained will continue to grow with it, as drivers seek a car presence and stability to ensure riders are satisfied with the ride experience. Without it, drivers risk their livelihood, and business success.

Laurie DiGiovanni is added to the Executive Team as COO and as a board member

On August 15, 2017, Laurie DiGiovanni was named COO. Ms. DiGiovanni brings a superior skill set to the executive team, but was chosen particularly for expertise in the automobile industry to drive the growth of the Distinct Cars initiative.

She has extensive experience in marketing campaign initiatives for global leaders in auto manufacturing, and technology. She has also led live event productions, national product promotions, and a sought-after guest speaker. She is the Founder of AFIP an industry association that has certified tens of thousands of industry personnel in ethical car buying practices. The requirement is mandatory for dealership employees and is implemented in 15 countries.

Her past experience includes management positions in marketing and training for Toyota, Mazda, Nissan and CarsDirect.com. She has been a guest speaker for GMAC, Ford Motor Credit Co., the Women’s Automotive Speaker Bureau and General Motors TV.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,

a Delaware corporation

By:       /s/ Ramy El-Batrawi

Ramy El-Batrawi

Chief Executive Officer

Date:        September 8, 2017